PE 8-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Contacts:

ASUR
Lic. Adolfo Castro
(52) 55-5284-0408
acastro@asur.com.mx

ASUR
AEROPUERTOS DEL SURESTE

Breakstone & Ruth

Luca Biondolillo
(646) 536-7012
Lbiondolillo@breakstoneruth.com

ASUR's Passenger Traffic for August 2002 Up Year-Over-Year

Mexico City, September 9, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2002 increased by 0.8 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from July 31 through August 27, 2002, and the equivalent 28-day period last year from August 1 through August 28, 2001. Transit and general aviation passengers are excluded.

Airport	*August 2001*	*August 2002*	*% Change*
Cancún	656,702	690,206	5.1
Cozumel	50,189	44,142	(12.0)
Huatulco	29,004	25,242	(13.0)
Merida	81,962	77,667	(5.2)
Minatitlan	10,910	9,637	(11.7)
Oaxaca	37,667	36,205	(3.9)
Tapachula	16,559	14,574	(12.0)
Veracruz	42,613	38,842	(8.8)
Villahermosa	44,445	41,305	(7.1)
ASUR Total	**970,051**	**977,820**	**0.8**

- More -

By week, ASUR's total passenger traffic from July 31 through August 27, 2002 varied year-over-year as follows:

- Increased by 0.7 percent for the seven-day period from July 31 through August 6;
- Increased by 0.3 percent for the seven-day period from August 7 through 13;
- Increased by 1.3 percent for the seven-day period from August 14 through 20 and;
- Increased by 0.9 percent for the seven-day period from August 21 through 27.

Airport	% Change July 31 thru August 27, 2002, vs. August 1 thru 28, 2001			
	July 31 To August 6 7 Days	August 7 To 13 7 Days	August 14 To 20 7 Days	August 21 To 27 7 Days
Cancun	4.9	4.6	5.7	5.3
Cozumel	(10.9)	(10.1)	(12.6)	(16.5)
Huatulco	(13.6)	(15.9)	(2.2)	(21.4)
Merida	(4.8)	(6.9)	(6.1)	(2.6)
Minatitlan	(12.9)	(18.0)	(10.8)	(3.9)
Oaxaca	(6.4)	(2.4)	(5.0)	(1.3)
Tapachula	(9.9)	(13.4)	(11.7)	(13.2)
Veracruz	(5.2)	(8.8)	(9.1)	(12.5)
Villahermosa	(11.0)	(5.2)	(6.9)	(4.5)
ASUR Total	**0.7**	**0.3**	**1.3**	**0.9**

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________

Name: Adolfo Castro Rivas

Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: September 10, 2002